BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

August 27, 2007

Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Spirgel:

Re:	Capital Alliance Group, Inc. (the “Company”)
Registration Statement on Form 20-FR
Amendment No. 2 filed on July 31, 2007
File No. 0-31557

General

Part I

Item 4. Information on the Company, page 20

1.	We note your response to our prior comment three and your amended disclosure.

Please revise the forefront of this section to indicate whether you will use Capital Alliance Group as a vehicle for spin – offs, reverse mergers, or other strategic transactions other than your proposed divestiture of IRIX.

Additionally, we note that statements on the CIBT website indicate that Toby Chu “has founded, merged or acquired over two dozen companies in a wide range of industry sectors including information technology, Internet personnel services, academic and career education, marketing media, securities and investments. These companies currently have a business presence in Canada, United States, Thailand, Hong Kong, China and the Middle East.”

Please revise to include all of your and your principals’ historical involvement in reverse merger, spin – off, and other strategic transactions.

Additionally, in light of such experience and the nature of the proposed related party transactions with Asia Interactive (see comment 2, below), your Business section should be revised to include a prior performance table. The presentation should discuss each reverse merger, spin – off, and other strategic transaction in which any of your principals, past and present, have been involved.

For each transaction, the discussion should include:

    the date of the transaction;
    the type of transaction (e.g., spin – off, reverse merger etc.);
    the corporate entities involved and whether each was public or private at the time;
    the identity of each of your principals involved;
    the aggregate dollar amount of the transaction;
    the purpose of the transaction;
    consideration given and received;
    subsequent involvement by each of your principals in each company; and
    any subsequent mergers, acquisitions, or dissolutions that have occurred.

Any additional material disclosure with respect to such activities should be included. We may have further comment.

Response:

The following paragraphs have been added to disclose the Company or its principals’ historical involvement in reverse merger, spin-off, and other strategic transactions.

On Page 21:

Also, we plan to sell our subsidiary IRIX in the near future in order to concentrate more fully on our education business in China. Currently the proposed sale plan is in an initial stage. We have not identified a potential buyer for IRIX. Other than the proposed divestiture of IRIX, we do not plan to use CAG as a vehicle for spin-offs, reverse mergers, or other strategic transactions. However, CIBT, our subsidiary, may look for opportunities of acquisition to build new campuses or schools in China.

On Page 81-85:

Historical Involvement in Reverse Merger, Spin-off, and Other Strategic Transactions

Corporate Entities Involved	Date of Transaction	Type of Transaction	Our Principal Involved	Purpose of Transaction	Dollar Amount (Around)	Conside -ration	Subsequent Involvement	Subsequent Event
ANO Automation (Vancouver) Ltd. (1) & Stealth Ventures Inc.(2)	1994	Reverse Merger	Toby Chu	ANO Automation can become a public company.	$3 million	Stocks	President & Director	ANO Automation continued to operate as a subsidiary of Stealth Ventures, a predecessor of CAG, until 1996.
ANO Automation (Vancouver) Ltd.	1996	Re- organization	Toby Chu	ANO Automation (Vancouver) Ltd entered into receivership. Toby Chu founded a new company, ANO Office Automation Ltd. in	$1.3 million	Cash & Debt	Ceased operation	ANO Automation (Vancouver) Ltd. settled the debt with a bank and received the full release.
ANO Office Automation Ltd. & HSBC Bank Canada	1996	Acquisition	Toby Chu	1996. ANO Office purchased assets of ANO Automation (Vancouver) Ltd. from HSBC Bank, the creditor of ANO Automation (Vancouver) Ltd., and re-built the business.	$200,000	Cash & Debt	President & Director	ANO Office was sold to Dexxton Enterprises Ltd. in 1998.
ANO Office Automation Ltd. & Dexxton Enterprises Ltd. (3)	1998	Spin-off	Toby Chu	The re-organized ANO Office was sold to Dexxton, because ANO Office was not performing well.	$536,281	Cash	N/A	N/A

Corporate Entities Involved	Date of Transaction	Type of Transaction	Our Principal Involved	Purpose of Transaction	Dollar Amount (Around)	Conside -ration	Subsequent Involvement	Subsequent Event
Annova Business Group Inc. & Excel Copier Ltd. (4)	1997	Acquisition	Toby Chu	Annova Business, a predecessor of CAG, acquired Excel Copier in order to develop the copy and computer business.	$100,000	Cash	Director	Excel Copier was sold to a private company on October 9, 1998, because Excel Copier was not performing well.
CAG & IRIX Design Group Inc. (5)	2000	Acquisition	Toby Chu	CAG purchased the media business to complement its internet and web design business.	$250,000	Cash & Stock	Director	Ongoing operation
SE Global Equities Ltd. (6) & Future Technologies Inc. (7)	2001	Reverse Merger	Toby Chu Tim Leong	SEG can become an OTCBB reporting company.	12.8 million shares at a fair value of $3.4 million	Stocks	Directors & Officers	SEG was sold in 2005.
SE Global Equities Corp. & Global American Investments Inc. (8)	2001	Acquisition	Toby Chu Tim Leong	SEG acquired a US based broker dealer business to complement SEG’s internet financial services business.	$59,290	Cash	Shareholders	After the acquisition, Global American became a subsidiary of SEG. Global American was sold as a subsidiary of SEG to Sun Media in 2005.

Corporate Entities Involved	Date of Transaction	Our Type of Principal Transaction Involved	Purpose of Transaction	Dollar Amount (Around)	Conside -ration	Subsequent Involvement	Subsequent Event
SE Global Equities Corp. And Global American Investments Inc. & Sun Media Investment Holdings Ltd. (9)	2005	Toby Chu Spin-off (10) Tim Leong	CAG sold the internet broker- dealer financial services business in order to focus on the education business in China.	$545,000 & retained 7 million shares	Cash & Stocks	CAG became an advisor.	In connection with this
reverse merger transaction,
we received 250,000 post-
consolidation common
shares of SEG as a one-time
payment under a 24-month
management advisory
service agreement with
SEG. We received 500,000
post-consolidation common
shares of SEG as a one-time
payment under a 12-month
management advisory
service agreement with Sun
Media.
For the nine months ended
March 31, 2007, we
generated gross revenues of
$577,022 from the consulting
							advisory services.
CIBT (11) & Weifang University (12)	2004	Toby Chu Acquisition Tim Leong	CIBT acquired the 60% ownership of CIBT Beihai International College from Weifang University.	$714,000	Cash	President & Director	Ongoing operation

1.	ANO Automation (Vancouver) Ltd. was incorporated as a computer system retailer by Toby Chu in 1986 and was a private company at the time of the reverse merger.

2.

Stealth Ventures Inc. was a public company listed on the Vancouver Stock Exchange at the time of the reverse merger. Stealth Ventures was incorporated as a British Columbia company on November 17, 1986 under the original name of Moneywise Resources Inc. On October 1, 1992, Moneywise changed the name to Stealth Ventures. After the reverse merger, Moneywise changed its name to Annova International Holdings Corp. (1994), then to Annova Business Group Inc. (1995), and finally to Capital Alliance Group Inc. (1998)

3.	Dexxton Enterprises Ltd. was a public company listed on the TSX-Venture at the time of the acquisition.

4.	Excel Copier Ltd. was a private company at the time of the acquisition.

5.	IRIX Design Group Inc. was a private company at the time of the acquisition.

6.

SE Global Equities Ltd. was founded by Toby Chu in 1999 to provide the internet broker-dealer financial services. After the reverse merger, SE Global Equities Ltd. changed its name to SE Global Equities Corp.

7.	Future Technologies Inc. was a public company listed on the OTC Bulletin Board at the time of the reverse merger.

8.	Global American Investments Inc. was a private company at the time of the acquisition.

9.

Sun Media Investment Holdings Ltd. was a private company at the time of the spin-off. After the reverse merger, Sun Media Investment Holdings Ltd changed its name to Sun New Media Inc, and then to NextMart Inc.

10.	The spin-off transaction was completed through a reverse merger.

11.	CIBT was founded as a subsidiary of CAG by Toby Chu in 1994 to provide the education business in China.

12.	Weifang University is a public university in Weifang, China.

The President of the Company, Toby Chu, also sold his ownership in five other private companies, which he founded. The details are:

  Seacorp Technology Co. Ltd. was incorporated as a computer accessories wholesaler in 1987 and Toby Chu sold his shares of Seacorp to majority shareholders in 1988 for approximately $30,000;
  ACP Marketing Co. Ltd. was incorporated as a computer accessories wholesaler in 1989 and Toby Chu sold his shares of ACP Marketing to majority shareholders in 1990 for approximately $50,000;
  STD Computer (Vancouver) Ltd. was incorporated as a computer parts wholesaler in 1990 and Toby Chu sold his shares of STD Computer to majority shareholders in 1994 for approximately $100,000;
  CPI Career Post (Internet Services) Inc. was incorporated as a software development of internet job bank in 1997 and ceased operations in 1998; and
  StoxTrade Investments Inc. was founded in 2004 to provide a discount brokerage operation and sold to a private company in 2006 for approximately $450,000.

Since these were small transactions involving only the sale of private companies for small consideration and majority of them were personal investments by Mr. Chu, CAG does not consider this material information for investors and did not include it in the amended Form 20-F.

2.	We note your response to our prior comment eight and the following disclosure within your discussion of the proposed transaction with Asia Interactive, contained on page 92 of your Form 20-F:

“Ken Ng has no relationship with us or our directors or officers… Tokay Sequoia Management Company Ltd., a British Columbia company, now has direct and beneficial control of approximately 99% of Asia Interactive. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd. Amy Ng has no relationship with us or our directors or officers.”

We note that it appears that Ken Ng has engaged in several of Toby Chu’s businesses in the past, including being a former director of Capital Alliance Group and a manager for ANO Office Automation.

Similarly, we note that Amy Ng appears to have been a director of a Capital Alliance subsidiary (SE Global Equities) at the same time that three of Capital Alliance’s current directors were also directors of SE Global Equities.

Please reconcile your disclosure with these facts.

Response:

The following paragraphs have been added:

On Page 97:

The following table shows detailed relationship between us or our directors and officers and Asia Interactive.

Name	Ownership or Control Interests in Asia Interactive	Position in Asia Interactive	Major Position in us or our subsidiaries
Ken Ng (1)	0	President, CEO and CFO (from July 23, 2007 to present)	A former director of CAG
Amy Ng (2)	4,960,000 shares of Asia Interactive’s common shares (3)	Former director, President, CEO and CFO (from February 24, 2006 to January 26, 2007)	A former director of SEG, our former subsidiary
Toby Chu	0	Director (from January 15, 2007 to present); Former President and CEO (from January 26 to July 23, 2007)	Director, President, and CEO of CAG
Tim Leong	0	Director (from January 15, 2007 to present); Former CFO (from January 26 to July 23, 2007)	CFO of CAG
Allen Chu	0	Director (from January 15, 2007 to present)	Director of CAG

(1) Ken Ng was employed as the Service Manager of Computer Department of ANO Automation, a predecessor of CAG in the mid 90’s. He resigned as the Service Manager from ANO Automation and started his own ventures over the years on his own. In 1996, Ken Ng was invested in ANO Office, which was founded by Toby Chu in 1996, and became a director of ANO Office. In 1998, ANO Office was sold and therefore the business relationship between us and Ken Ng also ceased. Ken Ng has no family relationship with our directors or officers.

(2) Amy Ng is a sister of Ken Ng. In 1999, we established SEG as an internet financial services portal in Asia. Amy Ng was an investment banker in Asia. Through the introduction of Ken Ng, Amy Ng was involved in the development of SEG’s business activities in Asia. She was invited to join the board of SE Global and she remained as a director for one year. Amy Ng has no family relationship with our directors or officers.

(3) Tokay Sequoia Management Company Ltd., a British Columbia company, now has direct and beneficial control of approximately 99% of Asia Interactive. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd.

3.

We note your response to our prior comment four and your amended disclosure on pages 23 ad 74. Please revise to explain how the negotiations with Asia Interactive were “stalled” in light of the ownership noted above and the overlapping director relationships with Capital Alliance Group.

Response:
The following paragraphs have been added:

On Page 98:

The negotiations for the sale of IRIX between CAG and Asia Interactive were stalled, because CAG and Asia Interactive were unable to reach an agreement for the valuation of IRIX.

Our directors and officers, Toby Chu, Tim Leong and Allen Chu, were appointed as directors and officers of Asia Interactive to protect our investment in Asia Interactive on January 15, 2007. While Amy Ng was a former director of SEG and Ken Ng was a service manager of ANO Automation and a former director of ANO Office, we or our directors and officers do not have any material or unusual relationship with Amy Ng and Ken Ng other than the business relationship described above.

Ken Ng approached us in 2006 with a proposition for us to invest into Asia Interactive in order to have Asia Interactive acquire an internet job placement business in China. We believe that an internet job placement business in China can greatly enhance our education business in China by finding jobs for our graduates. On the other hand, we plan to sell IRIX and focus on our education business in China. IRIX’s extensive experience in the media and internet development will also enhance the development of Asia Interactive. As an over-all development plan, we loaned Asia Interactive approximately $171,572 to obtain the opportunity to use Asia Interactive in connection with our reorganization and divestiture plan.

To date, CAG and Asia Interactive have been unable to reach an agreement regarding the valuation of IRIX. To keep Asia Interactive independent, both Toby Chu and Tim Leong resigned as President, CEO and CFO from Asia Interactive on July 23, 2007. Ken Ng, the current President, CEO and CFO of Asia Interactive, and Amy Ng, the significant beneficial owner, continue to manage the development and funding of Asia Interactive. We intend to resume negotiations, but there is no assurance that negotiations between CAG and Asia Interactive will ever resume. If CAG and Asia Interactive do resume negotiations and do reach an agreement for the valuation of IRIX after receiving the pending financial statements ended June 30, 2007, we may sell IRIX to Asia Interactive. However, if the parties are unable to reach a conclusion as regards the negotiations for the valuation of IRIX, we may demand that the loan of $171,572 is refunded to us in the near future.

4.

Revise your discussion of the Asia Interactive transaction to detail all past ownership and control interests by Capital Alliance Group, its officers, and directors, past and present, in Asia Interactive and its predecessor entities.

Response:
Please refer to the response to Comment 2 and Comment 3.

Note 6, Share Capital
Stock – based compensation, page F-32

5.

We have considered your response to prior comment 12 as it relates to the analysis of the materiality of unrecognized stock – based compensation. It appears the amount of the unrecognized compensation expense for the six months ended June 30, 2006 is material to results of operations under both Canadian and US GAAP reporting. Please restate your financial statements in the amended filing to recognize the appropriate amount of compensation expense for all periods presented.

Response:
The Company does not agree that it should restate its financial statements, because the Company and its auditors agree that the amount is immaterial to the overall financial statements and does not require any adjustments or revisions. The $49,418 error is not a material error, because the error represents only 0.63% of the total assets under Canadian GAAP and only 0.20% of the total assets under US GAAP.

Regarding the materiality used in conducting the audit of the June 30, 2006 consolidated financial statements the Company’s auditors advise as follows:

1.	They set the materiality at $100,000 with a tolerable misstatement at 75% of materiality or $75,000.

2.	They used a number of factors in determining audit materiality including total assets, revenues, total net revenues and net income (loss).

3.

Historically the Company has not reported profits and had a long history of recurring losses. During the period ended June 30, 2006 the Company reported a small net income due solely to the realization of a gain on sale of marketable securities of $1,262,428. Without this unusual gain a net loss of $899,231 would have been reported.

4.	In their judgment, due to the above circumstances, they provided a higher weighting for materiality on total net revenues and total assets in accordance with generally accepted auditing standards.

5.

The impact of not reporting the $49,418 in additional stock-based compensation was not material in their opinion. This amount represents less than 1% of total assets and less than 2% of total net revenues. Furthermore, there is no impact on reported earnings per share.

6.	They reported this unadjusted error to the Company’s audit committee which also concluded that the error was not material to the overall financial statements.

7.	They have been advised that, based on the above facts, it is unlikely Canadian regulators would require the Company to restate these financial statements for Canadian reporting purposes.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC